Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements

BRP Inc.

For the three-month periods ended April 30, 2026 and 2025

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF NET INCOME

[Unaudited]

[in millions of Canadian dollars, except per share data]

		Three-month periods ended
	Notes	April 30, 2026	April 30, 2025

Revenues	9	$2,391.8	$1,846.9
Cost of sales		1,830.2	1,452.1
Gross profit		561.6	394.8

Operating expenses
Selling and marketing		130.4	107.4
Research and development		118.8	105.0
General and administrative		88.1	77.9
Other operating (income) expenses	10	(1.2)	10.6
Total operating expenses		336.1	300.9
Operating income		225.5	93.9

Financing costs	11	45.0	46.6
Financing income	11	(3.1)	(1.3)
Foreign exchange (gain) loss on long-term debt		8.8	(126.4)
Income before income taxes		174.8	175.0
Income tax expense	12	47.5	14.0
Net income from continuing operations		127.3	161.0
Net income (loss) from discontinued operations	14	1.6	(10.9)
Net income		$128.9	$150.1
Attributable to shareholders		$129.5	$150.2
Attributable to non-controlling interest		$(0.6)	$(0.1)

Basic earnings per share - continuing operations	8	$1.75	$2.21
Diluted earnings per share - continuing operations	8	$1.73	$2.19
Basic earnings (loss) per share - discontinued operations	8	$0.02	$(0.15)
Diluted earnings (loss) per share - discontinued operations	8	$0.02	$(0.15)
Basic earnings per share	8	$1.77	$2.06
Diluted earnings per share	8	$1.75	$2.04

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[in millions of Canadian dollars]

		Three-month periods ended
	Notes	April 30, 2026	April 30, 2025

Net income		$128.9	$150.1

Other comprehensive income (loss)

Items that will be reclassified subsequently to net income
Net changes in fair value of derivatives designated as cash flow hedges		(7.0)	29.7
Net changes in unrealized gain (loss) on translation of foreign operations		(3.3)	57.9
Income tax (expense) recovery		1.8	(6.2)
		(8.5)	81.4

Items that will not be reclassified subsequently to net income
Actuarial gains on defined benefit pension plans		8.3	3.6
Loss on fair value of restricted investments		(0.1)	(0.3)
Income tax expense		(2.1)	(0.7)
		6.1	2.6
Total other comprehensive income (loss)		(2.4)	84.0
Total comprehensive income		$126.5	$234.1
Attributable to shareholders		$127.1	$234.2
Attributable to non-controlling interest		(0.6)	(0.1)
Total comprehensive income attributable to shareholders
Continuing operations		$124.8	$237.1
Discontinued operations	14	2.3	(2.9)
		$127.1	$234.2

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

[Unaudited]

[in millions of Canadian dollars]

As at

	Notes	April 30, 2026	January 31, 2026

Cash and cash equivalents		$696.8	$427.1
Trade and other receivables		520.8	607.2
Income taxes and investment tax credits receivable		158.4	157.6
Other financial assets		55.6	60.7
Inventories	3	1,863.4	1,824.6
Other current assets		73.2	66.2
Assets classified as held for sale	14	129.5	126.1
Total current assets		3,497.7	3,269.5

Investment tax credits receivable		11.8	26.8
Other financial assets		67.3	62.9
Property, plant and equipment		1,773.3	1,816.8
Intangible assets		497.4	494.9
Right-of-use assets		452.3	212.2
Deferred income taxes		443.3	436.2
Other non-current assets		3.3	3.5
Total non-current assets		3,248.7	3,053.3

Total assets		$6,746.4	$6,322.8

Trade payables and accruals		$1,563.4	$1,515.2
Provisions	4	815.1	737.4
Other financial liabilities		72.1	73.4
Income tax payable		22.7	24.1
Deferred revenues		63.8	62.0
Current portion of long-term debt	5	49.1	49.2
Current portion of lease liabilities	5	55.6	55.1
Other current liabilities		26.8	26.7
Liabilities associated to assets classified as held for sale	14	26.8	26.8
Total current liabilities		2,695.4	2,569.9

Long-term debt	5	2,394.4	2,393.1
Lease liabilities	5	422.8	182.3
Provisions	4	122.3	120.7
Other financial liabilities		65.7	71.9
Deferred revenues		75.0	82.3
Employee future benefit liabilities		200.0	210.9
Deferred income taxes		34.7	34.4
Other non-current liabilities		33.5	46.6
Total non-current liabilities		3,348.4	3,142.2
Total liabilities		6,043.8	5,712.1

Equity		702.6	610.7

Total liabilities and equity		$6,746.4	$6,322.8

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[in millions of Canadian dollars]

For the three-month period ended April 30, 2026

	Attributed to shareholders
	Capital Stock (Note 6)	Contributed surplus	Retained earnings	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total equity
Balance as at January 31, 2026	$279.5	$86.5	$153.8	$83.5	$0.8	$604.1	$6.6	$610.7
Net income (loss)	—	—	129.5	—	—	129.5	(0.6)	128.9
Other comprehensive income (loss)	—	—	6.1	(3.3)	(5.2)	(2.4)	—	(2.4)
Total comprehensive income (loss)	—	—	135.6	(3.3)	(5.2)	127.1	(0.6)	126.5
Dividends	—	—	(18.2)	—	—	(18.2)	—	(18.2)
Issuance of subordinate shares (Note 6)	33.7	(8.2)	—	—	—	25.5	—	25.5
Repurchase of subordinate shares (Note 6)	(3.2)	—	(41.3)	—	—	(44.5)	—	(44.5)
Stock-based compensation	—	2.6	—	—	—	2.6	—	2.6

Balance as at April 30, 2026	$310.0	$80.9	$229.9	$80.2	$(4.4)	$696.6	$6.0	$702.6
For the three-month period ended April 30, 2025
	Attributed to shareholders
	Capital Stock (Note 6)	Contributed surplus	Retained earnings (losses )	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total equity
Balance as at January 31, 2025	$251.0	$83.0	$(37.3)	$(21.5)	$(33.9)	$241.3	$5.5	$246.8
Net income (loss)	—	—	150.2	—	—	150.2	(0.1)	150.1
Other comprehensive income	—	—	2.6	57.9	23.5	84.0	—	84.0
Total comprehensive income (loss)	—	—	152.8	57.9	23.5	234.2	(0.1)	234.1
Dividends	—	—	(15.6)	—	—	(15.6)	—	(15.6)
Stock-based compensation	—	4.2	—	—	—	4.2	—	4.2

Balance as at April 30, 2025	$251.0	$87.2	$99.9	$36.4	$(10.4)	$464.1	$5.4	$469.5

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

[Unaudited]

[in millions of Canadian dollars]

		Three-month periods ended
	Notes	April 30, 2026	April 30, 2025

OPERATING ACTIVITIES
Net income		$128.9	$150.1
Non-cash and non-operating items:
Depreciation expense		108.8	106.5
Income tax expense		48.4	10.7
Foreign exchange (gain) loss on long-term debt		8.8	(126.4)
Interest expense		39.8	42.8
Unrealized foreign exchange (gain) loss on other working capital items		(11.5)	41.3
Other		15.3	(0.3)
Cash flows generated from operations before changes in working capital		338.5	224.7
Changes in working capital:
Decrease in trade and other receivables		87.0	80.9
Increase in inventories		(34.2)	(8.4)
Increase in other assets		(22.5)	(7.8)
Increase in trade payables and accruals		50.4	51.7
Increase (decrease) in other financial liabilities		(17.9)	0.4
Increase (decrease) in provisions		77.4	(36.8)
Decrease in other liabilities		(20.2)	(7.7)
Cash flows generated from operations		458.5	297.0
Income taxes paid, net of refunds		(33.0)	(41.2)
Net cash flows generated from operating activities		425.5	255.8

INVESTING ACTIVITIES
Additions to property, plant and equipment		(46.1)	(45.1)
Additions to intangible assets		(12.1)	(9.4)
Other		1.1	3.1
Net cash flows used in investing activities		(57.1)	(51.4)

FINANCING ACTIVITIES
Repayment of long-term debt	5	(7.1)	(6.9)
Repayment of lease liabilities		(14.2)	(14.0)
Interest paid		(39.5)	(41.9)
Issuance of subordinate voting shares	6	25.5	—
Repurchase of subordinate voting shares	6	(44.5)	—
Dividends paid		(18.2)	(15.6)
Other		—	(0.5)
Net cash flows used in financing activities		(98.0)	(78.9)
Effect of exchange rate changes on cash and cash equivalents		(0.7)	6.8
Net increase in cash and cash equivalents		269.7	132.3
Cash and cash equivalents at the beginning of period		427.8	180.0
Cash and cash equivalents at the end of period		$697.5	$312.3

The Company has elected to present a consolidated statement of cash flows that includes both continuing and discontinued operations. Amounts related to discontinued operations by operating, investing and financing activities are disclosed in Note 14.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2026 and 2025

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1.	NATURE OF OPERATIONS

BRP Inc. (“BRP”) is incorporated under the laws of Canada. BRP’s multiple voting shares are owned by Beaudier Inc. and 4338618 Canada Inc. (collectively, “Beaudier Group”), Bain Capital Integral Investors II, L.P. (“Bain Capital”) and La Caisse de dépôt et placement du Québec (“La Caisse”), (collectively, the “Principal Shareholders”). BRP’s subordinate voting shares are listed in Canada on the Toronto Stock Exchange and in the United States on the Nasdaq Global Select Market under the symbol DOO.

BRP and its subsidiaries (the “Company”) design, develop, manufacture and sell powersports vehicles. The Company’s diversified portfolio of products includes: “Year-Round Products”, which consists of all-terrain vehicles, side-by-side vehicles, three-wheel vehicles and electric motorcycles; “Seasonal Products”, which consists of snowmobiles, personal watercraft and pontoons; and “PA&A, OEM Engines and Others”, which consists of parts, accessories and apparel (“PA&A”), engines for karts, recreational aircrafts and jet boats, as well as other products and services.

The Company’s products are sold mainly through a network of independent dealers, independent distributors and to original equipment manufacturers (the “Customers”). The Company distributes its products worldwide and manufactures them in Mexico, Canada, Austria, the United States, Finland, Australia and Germany.

The Company’s headquarters is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements for the three-month periods ended April 30, 2026 and 2025 have been prepared using accounting policies consistent with IFRS® Accounting Standards as issued by the International Accounting Standards Board and in accordance with IAS 34 “Interim Financial Reporting”. These unaudited condensed consolidated interim financial statements for the three-month periods ended April 30, 2026 and 2025 follow the same accounting policies as the audited consolidated financial statements for the year ended January 31, 2026 and, as such, should be read in conjunction with them.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2026 and 2025

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	BASIS OF PREPARATION [CONTINUED]

The preparation of these unaudited condensed consolidated interim financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made. The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Actual results could differ from the estimates used and such differences could be significant.

These unaudited condensed consolidated interim financial statements include the financial statements of BRP and its subsidiaries. BRP controls all of its subsidiaries that are wholly owned through voting equity interests, except for BRP Commerce & Trade (Shanghai) Company Limited in China, and LVHA Manufacturing Company Limited in Vietnam for which a non-controlling interest of 20% and 35% respectively are recorded upon consolidation, and Pinion GmbH in Germany for which there is a non-controlling interest of 20%. BRP is also part of a joint venture located in Austria. All inter-company transactions and balances have been eliminated upon consolidation.

The Company’s revenues and operating income experience substantial fluctuations from quarter to quarter. In general, wholesale sales of the Company’s products are higher in the period immediately preceding and during their respective season of use. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, the introduction of new products and models and production scheduling for particular types of products.

On May 27, 2026, the Board of Directors of the Company approved these unaudited condensed consolidated interim financial statements for the three-month periods ended April 30, 2026 and 2025.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2026 and 2025

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

3.	INVENTORIES

The Company’s inventories were as follows, as at:

	April 30, 2026	January 31, 2026

Materials and work in progress	$690.5	$707.0
Finished products	757.7	707.7
Parts, accessories and apparel	415.2	409.9
Total inventories	$1,863.4	$1,824.6

The Company recognized in the condensed consolidated interim statements of net income during the three-month period ended April 30, 2026, a net write-down on inventories of $15.3 million ($6.3 million during the three-month period ended April 30, 2025).

4.	PROVISIONS

The Company’s provisions were as follows, as at:

	April 30, 2026	January 31, 2026

Product-related	$854.2	$810.2
Other	83.2	47.9
Total provisions	$937.4	$858.1
Current	815.1	737.4

Non-current	122.3	120.7
Total provisions	$937.4	$858.1

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2026 and 2025

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

Product-related provisions include provisions for regular warranty coverage on products sold, product liability provisions and provisions related to sales programs offered by the Company to its customers in order to support the retail activity.

The non-current portion of provisions is mainly attributable to product-related provisions.

The changes in provisions were as follows:

	Product-related	Other	Total

Balance as at January 31, 2026	$810.2	$47.9	$858.1
Expensed during the period	318.5	49.1	367.6
Paid during the period	(275.6)	(13.3)	(288.9)
Effect of foreign currency exchange rate changes	0.8	(0.5)	0.3
Unwinding of discount and effect of changes in discounting estimates	0.3	—	0.3
Balance as at April 30, 2026	$854.2	$83.2	$937.4

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2026 and 2025

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

5.	DEBT

Revolving Credit Facility

The Company has a Revolving Credit Facility totaling $1,500.0 million, which can also be drawn in U.S dollar or Euro equivalent. As at April 30, 2026, the Company had no outstanding amount drawn on the Revolving Credit Facility (nil as at January 31, 2026). Commitment fees on the undrawn amount of the Revolving Credit Facility, varying from 0.25% to 0.40%, were 0.25%.

The applicable interest rates are subject to a customary credit spread adjustment ranging from 0.45% to 3.00%, which varies depending on a Leverage Ratio. Based on the Leverage Ratio, the cost of borrowing as at April 30, 2026, in Canadian dollars, was either the CORRA plus 1.70% or the Canadian Prime Rate plus 0.70%. In U.S. dollars, it was either the SOFR plus 1.70%, the U.S. Base Rate plus 0.70% or the U.S. Prime Rate plus 0.70%. In Euros, it was the EURIBOR plus 1.70%.

The Company is required to maintain, under certain conditions, a minimum fixed charge coverage ratio. Additionally, the total available borrowing under the Revolving Credit Facility is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories. The total amount available was $1,330.9 million as at April 30, 2026.

Long-Term Debt

As at April 30, 2026 and January 31, 2026, the maturity dates, interest rates, outstanding nominal amounts and carrying amounts of long-term debt were as follows:

April 30, 2026
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility
Term Loan B-2	December 2029	5.90%	5.90%	U.S. $570.0	$775.8
Term Loan B-3	January 2031	5.90%	5.90%	U.S. $1,150.8	1,566.1
Term Loans	Jun. 2026 to Dec. 2030	0.93% to 3.23%	2.48% to 6.50%	€66.3	101.6
Total long-term debt					$2,443.5
Current					49.1
Non-current					2,394.4
Total long-term debt					$2,443.5

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2026 and 2025

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

5.	DEBT [CONTINUED]

January 31, 2026
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility
Term Loan B-2	December 2029	5.92%	5.92%	U.S. $571.5	$774.8
Term Loan B-3	January 2031	5.92%	5.92%	U.S. $1,153.7	1,564.2
Term Loans	Mar. 2026 to Dec. 2030	0.93% to 3.23%	2.48% to 6.50%	€67.1	103.3
Total long-term debt					$2,442.3
Current					49.2
Non-current					2,393.1
Total long-term debt					$2,442.3

The following table explains the changes in long-term debt during the three-month period ended April 30, 2026:

		Statements of cash flows		Non-cash changes
	Carrying amount as at January 31, 2026	Issuance	Repayment	Effect of foreign currency exchange rate changes	Other	Carrying amount as at April 30, 2026
Term Facility	$2,339.0	$—	$(5.9)	$8.8	$—	$2,341.9
Term Loans	103.3	—	(1.2)	(1.0)	0.5	101.6
Total	$2,442.3	$—	$(7.1)	$7.8	$0.5	$2,443.5

a)	Term Facility

As at April 30, 2026, the cost of borrowing under the Term Loan B-2 was as follows:

(i) Term SOFR, plus 2.25% per annum, with a Term SOFR floor of 0.50%

As	at April 30, 2026, the cost of borrowing under the Term Loan B-3 was as follows:

(i) Term SOFR, plus 2.25% per annum, with a Term SOFR floor of 0.00%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing under SOFR.

The Company is required to repay a minimum of 0.25% of the nominal amount each quarter, less any voluntary prepayments done to date. Consequently, the Company repaid an amount of U.S. $4.3 million ($5.9 million) during the three-month period ended April 30, 2026 (U.S. $3.7 million ($5.2 million) during the three-month period ended April 30, 2025). Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its Leverage Ratio is above a certain threshold level. As at April 30, 2026 and 2025, the Company was not required to repay any portion of the Term Facility under this requirement.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2026 and 2025

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

b)	Lease Liability

During the three-month period ended April 30, 2026, the Company entered a lease agreement for a distribution center related to PA&A operations in Saint-Philippe, Quebec. As a result, a lease liability of $246.7 million has been recognized in the condensed consolidated statement of financial position.

6.	CAPITAL STOCK

The changes in capital stock issued and outstanding were as follows:

	Number of shares	Carrying Amount
Subordinate voting shares
Balance as at January 31, 2026	38,303,785	$276.7
Issued upon exercise of stock options	661,644	33.7
Repurchased under the normal course issuer bid program	(438,200)	(3.2)
Balance as at April 30, 2026	38,527,229	$307.2

Multiple voting shares
Balance as at January 31, 2026	34,819,204	$2.8
Balance as at April 30, 2026	34,819,204	$2.8

Total outstanding as at April 30, 2026	73,346,433	$310.0

a)	Normal course issuer bid program (“NCIB”)

During the three-month period ended April 30, 2026, the Company continued share repurchases under the NCIB that was announced and started during the fiscal year ended January 31, 2026 and repurchased for cancellation 438,200 subordinate voting shares, for a total consideration of $44.5 million.

Of the total consideration of $44.5 million, $3.2 million represents the carrying amount of the shares repurchased and $41.3 million represents the amount charged to retained earnings.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2026 and 2025

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

7.	SHARE BASED PAYMENT PLANS

The Company has two share-based payment plans: pursuant to its stock option plan, the Company has made equity-settled stock option grants, and pursuant to its share unit plan, it has made cash-settled restricted share units (“RSU”) grants.

a)	Stock options

During the three-month periods ended April 30, 2026 and 2025, the Company granted respectively 324,840 and 752,300 stock options to eligible officers and employees to acquire subordinate voting shares at an average exercise price of $99.26 and $49.78 respectively. The fair value of the options at the grant date was $35.40 and $17.28, respectively. Such stock options are time vesting and 25% of the options will vest on each of the first, second, third and fourth anniversary of the grant. The stock options have a ten-year term at the end of which the options expire.

b)	Restricted share units

During the three-month periods ended April 30, 2026 and 2025, the Company granted respectively 169,700 and 230,020 RSU. The RSU were granted to eligible employees at a share price of $99.26 and $49.78 respectively. The RSU that were granted during the three-month periods ended April 30, 2026 and 2025 are time vesting and 33% of the units will vest on each of the first, second and third anniversary of the grant. The associated compensation expense and liability are recognized over the three-year vesting period. To mitigate the impact of share price variation on this payment plan, the Company secured hedging contracts.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2026 and 2025

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

8.	EARNINGS PER SHARE

a)	Basic earnings per share

Details of basic earnings per share were as follows:

	Three-month periods ended

	April 30, 2026	April 30, 2025
Net income attributable to shareholders - continuing operations	$127.9	$161.1
Net income (loss) attributable to shareholders - discontinued operations	1.6	(10.9)
Net income attributable to shareholders	$129.5	$150.2

Weighted average number of shares	73,151,257	73,031,821
Basic earnings per share - continuing operations	$1.75	$2.21
Basic earnings (loss) per share - discontinued operations	0.02	(0.15)
Basic earnings per share	$1.77	$2.06

b)	Diluted earnings per share

Details of diluted earnings per share were as follows:

	Three-month periods ended

	April 30, 2026	April 30, 2025
Net income attributable to shareholders - continuing operations	$127.9	$161.1
Net income (loss) attributable to shareholders - discontinued operations	1.6	(10.9)
Net income attributable to shareholders	$129.5	$150.2

Weighted average number of shares	73,151,257	73,031,821
Dilutive effect of stock options	780,425	481,956
Weighted average number of diluted shares	73,931,682	73,513,777
Diluted earnings per share - continuing operations	$1.73	$2.19
Diluted earnings (loss) per share - discontinued operations	0.02	(0.15)
Diluted earnings per share	$1.75	$2.04

Excluded from the above calculation are 1,767,292 options for the three-month period ended April 30, 2026 (2,829,191 options for the three-month period ended April 30, 2025), which were deemed to be anti-dilutive.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2026 and 2025

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

9.	REVENUES

Details of revenues were as follows:

	Three-month periods ended

	April 30, 2026	April 30, 2025

Year-Round Products	$1,448.7	$1,105.8
Seasonal Products	568.4	419.2
PA&A, OEM Engines and Others	374.7	321.9
	$2,391.8	$1,846.9

The following table provides geographic information on the Company’s revenues. The attribution of revenues was based on customer locations:

	Three-month periods ended

	April 30, 2026	April 30, 2025

United States	$1,327.5	$1,009.7
Canada	395.7	225.8
Europe	346.0	307.4
Asia Pacific	133.6	138.5
Latin America	184.9	163.2
Other	4.1	2.3
	$2,391.8	$1,846.9

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2026 and 2025

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

10.	OTHER OPERATING EXPENSES (INCOME)

Details of other operating expenses (income) were as follows:

	Three-month periods ended

	April 30, 2026	April 30, 2025

Foreign exchange (gain) loss on working capital elements	$(7.9)	$20.3
Loss (gain) on forward exchange contracts	4.7	(11.8)
Other	2.0	2.1
Total	$(1.2)	$10.6

11.	FINANCING COSTS AND INCOME

Details of financing costs and financing income were as follows:

	Three-month periods ended

	April 30, 2026	April 30, 2025

Interest on long-term debt	$35.7	$38.4
Interest on lease liabilities	2.8	2.3
Net interest on employee future benefit liabilities	2.3	1.9
Interest and commitment fees on revolving credit facilities	1.2	2.0
Other	3.0	2.0
Financing costs	45.0	46.6

Financing income	(3.1)	(1.3)
Net financing costs	$41.9	$45.3

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2026 and 2025

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

12.	INCOME TAXES

Details of income tax expense were as follows:

	Three-month periods ended
	April 30, 2026	April 30, 2025

Current income tax expense
Related to current year	$52.5	$44.7
Related to prior years	0.7	(0.5)
	53.2	44.2
Deferred income tax recovery
Temporary differences	(7.3)	(14.0)
Tax benefits not previously recognized and unrecognized tax benefits	1.6	(16.2)
	(5.7)	(30.2)
Income tax expense	$47.5	$14.0

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense recorded was as follows:

	Three-month periods ended
	April 30, 2026		April 30, 2025

Income taxes calculated at statutory rates	$46.3	26.5%	$46.4	26.5%
Increase (decrease) resulting from:
Income tax rate differential of foreign subsidiaries	1.9		0.2
Tax benefits not previously recognized and unrecognized tax benefits	1.6		(16.2)
Recognition of income taxes on foreign currency translation	(2.5)		(1.7)
Recognition of income taxes on inflation	(2.5)		(1.2)
Permanent differences [a]	1.9		(15.2)
Adjustments in respect of prior years and other	0.8		1.7
Income tax expense	$47.5		$14.0

[a] The permanent differences result mainly from the foreign exchange (gain) loss on long-term debt denominated in U.S. dollars.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2026 and 2025

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

13.	FINANCIAL INSTRUMENTS

a)	Fair value

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Company’s financial instruments take into account the credit risk embedded in the instrument. For financial assets, the credit risk of the counterparty is considered whereas for financial liabilities, the Company’s credit risk is considered.

In order to determine the fair value of its financial instruments, the Company uses, when active markets exist, quoted prices from these markets (“Level 1” fair value). When public quotations are not available in the market, fair values are determined using valuation techniques. When inputs used in the valuation techniques are only inputs directly and indirectly observable in the marketplace, fair value is presented as “Level 2” fair value. If fair value is assessed using inputs that require considerable judgment from the Company in interpreting market data and developing estimates, fair value is presented as “Level 3” fair value. For Level 3 fair value, the use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The fair value level, carrying amount and fair value of restricted investments, non-controlling interest liability, derivative financial instruments and long-term debt were as follows:

		As at April 30, 2026
	Fair value level	Carrying amount	Fair value

Restricted investments	Level 2	$15.9	$15.9

Contingent consideration	Level 3	$23.9	$23.9

Derivative financial instruments
Forward exchange contracts
Assets		$18.9	$18.9
Liabilities		(16.1)	(16.1)
Interest rate cap		1.2	1.2
Other
Assets		4.9	4.9
Liabilities		(6.5)	(6.5)
	Level 2	$2.4	$2.4

Long-term debt (including current portion)
Term Facility (Note 5)	Level 1	$(2,341.9)	$(2,334.0)
Term Loans (Note 5)	Level 2	(101.6)	(106.2)
		$(2,443.5)	$(2,440.2)

For cash, trade and other receivables, revolving credit facilities, trade payables and accruals, and dealer holdback programs and customer deposits, the carrying amounts reported on the condensed consolidated interim statements of financial position or in the notes approximate the fair values of these items due to their short-term nature.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2026 and 2025

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

13.	FINANCIAL INSTRUMENTS [CONTINUED]

Cash includes $4.5 million held by BRP Saint Petersburg LLC ($4.4 million as at January 31, 2026). This cash is subject to regulatory restrictions and is therefore not available for general use by the other entities within the group.

b)	Liquidity risk

The following table summarizes the contractual maturities of the Company’s financial liabilities as at April 30, 2026:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$1,563.4	$—	$—	$—	$1,563.4
Long-term debt (including interest)	190.5	370.5	2,490.8	—	3,051.8
Lease liabilities (including interest)	71.4	120.3	83.1	366.7	641.5
Derivative financial instruments	18.0	4.6	—	—	22.6
Other financial liabilities	54.1	22.6	5.8	32.7	115.2
Other liabilities	26.8	6.0	—	—	32.8
Total	$1,924.2	$524.0	$2,579.7	$399.4	$5,427.3

14.	DISCONTINUED OPERATIONS

Manitou and Alumacraft

During the year ended January 31, 2026, the Company completed the sales of Alumacraft Boat Co. (“Alumacraft”) and Triton Industries Inc. (“Manitou”). Consequently, these businesses are presented as discontinued operations as of April 30, 2025, and the associated assets and liabilities were disposed as at January 31, 2026.

Telwater

During the three-month period ended April 30, 2025, the Company announced a definitive agreement to sell 100% of the outstanding shares of Telwater Pty, Ltd. to Yamaha Motor Australia Pty, Ltd. On December 18, 2025, the Company acknowledged the Australian Competition and Consumer Commission’s decision to oppose the proposed sale of Telwater to Yamaha Motor Australia Pty Ltd., a subsidiary of Yamaha Motor Co., Ltd. The Company will continue to pursue potential buyers, keeping Telwater under the sale process.

As at April 30, 2026, Telwater is presented as discontinued operations and the associated assets and liabilities as held for sale.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2026 and 2025

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

14.	DISCONTINUED OPERATIONS [CONTINUED]

The net income (loss) and comprehensive income (loss) from discontinued operations are as follows:

	Three-month periods ended
	April 30, 2026	April 30, 2025

Revenues	$28.6	$63.0
Cost of sales	24.4	66.4
Gross profit (loss)	4.2	(3.4)

Operating expenses
Selling and marketing	0.7	6.3
Research and development	0.2	4.8
General and administrative	1.2	2.8
Other operating income	(0.4)	(3.1)
Total operating expenses	1.7	10.8
Operating income (loss)	2.5	(14.2)

Income (loss) before income taxes	2.5	(14.2)
Income tax expense (recovery)	0.9	(3.3)
Net income (loss) from discontinued operations	$1.6	$(10.9)

	Three-month periods ended
	April 30, 2026	April 30, 2025
Net income (loss) from discontinued operations [a]	$1.6	$(10.9)

Net changes in unrealized gain on translation of foreign operations	0.7	8.0
Total comprehensive income (loss) from discontinued operations [a]	$2.3	$(2.9)

[a] Nil amount of net income (loss) and comprehensive income (loss) are attributable to non-controlling interest.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2026 and 2025

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

14.	DISCONTINUED OPERATIONS [CONTINUED]

As at April 30, 2026, the carrying amount of assets and liabilities presented as held for sale is as follows:

	April 30, 2026	January 31, 2026

Inventories	$14.2	$13.6
Property, plant and equipment	70.5	69.4
Intangible assets	40.0	38.7
Other assets	4.8	4.4
Assets classified as held for sale	$129.5	$126.1
Trade payables and accruals	$9.4	$8.8
Provisions	5.9	6.9
Deferred tax liabilities	9.3	8.7
Other liabilities	2.2	2.4
Liabilities associated to assets classified as held for sale	$26.8	$26.8
Assets net of liabilities held for sale	$102.7	$99.3

The net cash flows from (used in) discontinued operations are as follows:

	Three-month periods ended
	April 30, 2026	April 30, 2025
Net cash flows from (used in) operating activities	$0.8	$(1.1)
Net cash flows used in investing activities	(0.8)	(0.9)
Net cash flows from financing activities	—	0.8
Net cash flows from (used in) discontinued operations	$—	$(1.2)